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SECURI' 08033646)N SEC

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JUL 20 2015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___ ✳
....MM/DD/YY..MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 IDS Center, 80 South 8th Street
....(No. and Street)

Minneapolis................................MN................................55402
(City)................................(State)................................(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sima Griffith................................612-338-0934
................................(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
................(Name – *if individual, state last, first, middle name*)

7900 Xerxes Avenue South, Suite 2400 Minneapolis................MN................55431
(Address)................(City)................(State)................(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Sima Griffith_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Aethlon Capital, LLC_____ , as

of _____December 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Managing Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
CASH AND CASH EQUIVALENTS	$ 216,928	$ 7,673
MARKETABLE SECURITIES	17,197	14,205
COMMISSIONS RECEIVABLE	591	24,662
PREPAID EXPENSES	9,622	4,029
EQUIPMENT AND FURNITURE, NET	27,052	10,102
TOTAL ASSETS	$ 271,390	$ 60,671

LIABILITIES AND MEMBER'S EQUITY

	2007	2006
ACCRUED EXPENSES	65,756	8,832
MEMBER'S EQUITY	205,634	51,839
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 271,390	$ 60,671

See accompanying notes to financial statements.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include private placement of equity or debt and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD).

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Marketable Securities

Marketable securities consist of common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income on the statements of operations. The securities were transferred into the Company during 2006.

	Aggregate fair value	Cost	Gross unrealized gains
Marketable equity securities	$ 17,197	$ 12,969	$ 4,191

Commissions Receivable

Commissions receivable are unsecured and do not accrue interest. No allowance for doubtful accounts is considered necessary at December 31, 2007 and 2006.

Equipment and Furniture

Equipment and furniture consists of computer equipment, furniture and software and are recorded at cost and being depreciated using straight-line and accelerated methods over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The Company's revenues were derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees are deductible against the total commissions to be received upon the closing of a placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

Income Taxes

The Company is a limited liability company for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital of $165,773 and $10,900 which was $160,773 and $5,900 in excess of its required net capital of $5,000. The Company's net capital ratio was .40 to 1 and .81 to 1 at December 31, 2007 and 2006.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2007 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 3 - Equipment and Furniture

Equipment and furniture consisted of the following at December 31:

	2007	2006
Equipment and Furniture	$ 44,523	$ 37,202
Website Costs	13,177	-
Less Accumulated Depreciation	(30,648)	(27,100)
	$ 27,052	$ 10,102

Depreciation expense was $3,548 and $2,732 for the years ended December 31, 2007 and 2006.

NOTE 4 - Employee Benefit Plan

The Company adopted a simplified employee pension plan in 1999. Contributions to the plan by the Company are discretionary. Employer contributions were $3,850 and $0 for the years ended December 31, 2007 and 2006.

NOTE 5 - Significant Customers

Three customers accounted for 42%, 31% and 24% of total revenues for the year ended December 31, 2007. Four customers accounted for 35%, 22%, 17% and 17% of total revenues for the year ended December 31, 2006.

NOTE 6 - Operating Leases

The Company entered into a noncancelable operating lease for office space. The lease expires May 2010 and requires monthly base rents of $2,742 which increase annually over the term of the lease to $2,866. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses. The Company also leases a vehicle under a lease that expires May 2009. Monthly rent is $539. Total rent for all leases, including operating expenses, was approximately $65,300 and $67,800 for the years ended December 31, 2007 and 2006.

Future minimum rental commitments are as follows for the years ending December 31:

2008	$	40,160
2009		36,878
2010		14,328
	$	91,366